H. Kenneth Merritt, Jr.
Admitted in Vermont, New York & New Jersey Only
Kmerritt@merritt-merritt.com

Sharon J. Merritt
Admitted in Vermont &New York Only
Smerritt@merritt-merritt.com

R.W. Eli Moulton, III
Admitted in Vermont & Massachusetts Only
Emoulton@merritt-merritt.com

Ralphine N. O’Rourke, Of Counsel
Admitted in Vermont & Massachusetts Only
Rorourke@merritt-merritt.com

Elizabeth l. Metayer, Paralegal
LMetayer@merritt-merritt.com

Abigail K. Boucher, Paralegal
Aboucher@merritt-merritt.com

Linda K. Dissinger
Practice Development Manager
Ldissinger@merritt-merritt.com

January 21, 2011

U.S. Securities and Exchange Commission
Washington, DC 20549
Attn: Tia Jenkins, Asst. Chief Accountant

Re:    Stalar 1, Inc. (file no. 000-52971) – Form 10-K filed Dec. 28, 2010

Dear Ms. Jenkins:

We are counsel to Stalar 1, Inc. (hereinafter our “Client”). On behalf of the Client, we are hereby responding to your letters of January 7, 2011.

We are in the process of conferring with our Client’s independent auditor in light of the concerns raised in your letters of January 7, 2011.  At the time of this letter, we have not received an adequate response from their firm as to fully respond herein.

We respectively request clarification from your office concerning the temporary status of Item 308(T).  Per the instructions to Form 10-K available at www.sec.gov, we are under the impression that the requirement to supply the information required by Item 308(T) expired on June 30, 2010.  We were unable to locate published information concerning any extension or permanency of 308(T).   Additionally, a message left with your office on or about January 13, 2011 has yet to be returned and subsequent calls have been unsuccessful in reaching a representative to assist us in this matter.

We look forward to your response and to swiftly reconciling this matter.

If you have any questions please do not hesitate to call.  Best regards.

Very truly yours,
H. Kenneth Merritt, Jr.

cc:  Stalar 1, Inc. – Dr. Steven R. Fox (via electronic mail only)

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